
July 8, 2013

<u>Via E-mail</u>
Lars Aarup Poulsen
Chief Executive Officer
Sealand Natural Resources Inc.
50 W. Liberty Street #880
Reno, Nevada 89501

> **Re: Sealand Natural Resources Inc.**
> **Form 8-K**
> **Filed February 22, 2013**
> **File: 333-175590**

Dear Mr. Poulsen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Blake Baron, Esq.